CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Market-Linked Step Up Notes Linked to the common stock of Pfizer Inc., due September 9, 2011	1,050,907	$10.00	$10,509,070	$749.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424B(2)

Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-8 of product supplement STOCK SUN-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$10,509,070.00
Underwriting discount (1)	$0.175	$183,908.72
Proceeds, before expenses, to Bank of America Corporation	$9.825	$10,325,161.28

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.950 per unit and $0.125 per unit, respectively.

Merrill Lynch & Co.

August 26, 2010

1,050,907 Units Market-Linked Step Up Notes Linked to the common stock of Pfizer Inc., due September 9, 2011 $10 principal amount per unit Term Sheet No. 421	Pricing Date August 26, 2010 Settlement Date September 2, 2010 Maturity Date September 9, 2011 CUSIP No. 06052K604

Market-Linked Step Up Notes

Step Up Payment of 15.12% over the Original Offering Price at maturity if the price of the common stock of Pfizer Inc. (the “Underlying Stock”) is unchanged or increases, but does not increase above the Step Up Value

100% participation in any increase in the price of the Underlying Stock if it increases above the Step Up Value of 115.12% of the Starting Value

1-to-1 downside exposure to decreases in the price of the Underlying Stock, with no downside limit

A maturity of approximately one year and one week

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME

MARKET PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Market-Linked Step Up Notes Linked to the common stock of Pfizer Inc., due September 9, 2011 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide investors with a Step Up Payment if the closing price of the common stock of Pfizer Inc. (the “Underlying Stock”) is unchanged or increases from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date, but does not increase above the Step Up Value. If the closing price of the Underlying Stock increases from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate on a 1-for-1 basis in the increase above the Starting Value. Investors should be of the view that the price of the Underlying Stock will increase over the term of the notes. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that will be less, and potentially significantly less, than the Original Offering Price if the Ending Value is less than the Starting Value.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year and one week
Underlying Stock:	Common stock of Pfizer Inc. (the “Underlying Company”) (NYSE symbol: “PFE”)
Starting Value:	15.96 (the Volume Weighted Average Price)
Volume Weighted Average Price:

The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges on the pricing date

Ending Value:	The Closing Market Price of the Underlying Stock on the calculation day, multiplied by the Price Multiplier.
Step Up Value:	18.37 (115.12% of the Starting Value, rounded to two decimal places)
Step Up Payment:	$1.512 per unit at maturity (representing a return of 15.12% over the Original Offering Price).
Threshold Value:	15.96 (100% of the Starting Value). Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.
Calculation Day:

September 1, 2011, subject to postponement as described on page S-20 of product supplement STOCK SUN-1 if it is determined that the scheduled calculation day is not a trading day or if a Market Disruption Event occurs on the scheduled calculation day.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit of the notes (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the notes at maturity, based on the Step Up Payment of $1.512, the Step Up Value of 18.37, which is 115.12% of the Starting Value, and the Threshold Value of 100% of the Starting Value. The green line reflects the hypothetical returns on the notes while the grey dotted line reflects the hypothetical returns of a direct investment in the Underlying Stock, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Starting Value and Threshold Value of 15.96, the Step Up Payment of $1.512, and the Step Up Value of 18.37:

Example 1—The hypothetical Ending Value is 80% of the Starting Value and Threshold Value:

Starting Value:	15.96
Threshold Value:	15.96
Hypothetical Ending Value:	12.77

Redemption Amount (per unit) =	$10 –	[	$10 ×	(15.96 – 12.77	)]	= $8.000
15.96

Example 2—The hypothetical Ending Value is 105% of the Starting Value but is less than the Step Up Value:

Starting Value:	15.96
Hypothetical Ending Value:	16.76
Step Up Value:	18.37

Redemption Amount (per unit) = $10.00 + $1.512 = $11.512

In this case, because the hypothetical Ending Value is greater than or equal to the Starting Value but less than or equal to the Step Up Value, the hypothetical Redemption Amount (per unit) will equal $11.512, which is the sum of the Original Offering Price and the Step Up Payment of $1.152.

Example 3—The hypothetical Ending Value is 150% of the Starting Value and is greater than the Step Up Value:

Starting Value:	15.96
Hypothetical Ending Value:	23.94
Step Up Value:	18.37

Redemption Amount (per unit) =	$10 +	[	$10 ×	(23.94 – 15.96	)]	= $15.000
15.96

The following table illustrates, for the Starting Value and Threshold Value of 15.96 and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the notes (rounded to three decimal places); and
▪	the total rate of return to holders of the notes.

The table below is based on the Step Up Payment of $1.512 and the Step Up Value of 115.12% of the Starting Value.

Hypothetical Ending Value(1)	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the Notes
7.98	-50.00%	$5.000	-50.00%
9.58	-40.00%	$6.000	-40.00%
11.17	-30.00%	$7.000	-30.00%
12.77	-20.00%	$8.000	-20.00%
14.36	-10.00%	$9.000	-10.00%
15.16	-5.00%	$9.500	-5.00%
15.64	-2.00%	$9.800	-2.00%
15.96(2)	0.00%	$11.512(3)	15.12%
16.28	2.00%	$11.512	15.12%
16.76	5.00%	$11.512	15.12%
17.56	10.00%	$11.512	15.12%
18.37(4)	15.12%	$11.512	15.12%
19.15	20.00%	$12.000	20.00%
20.75	30.00%	$13.000	30.00%
22.34	40.00%	$14.000	40.00%
23.94	50.00%	$15.000	50.00%

(1)	The dividend yield for the Underlying Stock is 4.530% per annum as reported by Bloomberg L.P. However, you will not have the rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company. Accordingly, the Ending Value will not include any income generated by dividends paid on the Underlying Stock, which you would be entitled to receive if you invested in the Underlying Stock directly.

(2)	This is the Starting Value and Threshold Value.

(3)	This amount represents the sum of the Original Offering Price and the Step Up Payment.

(4)	This is the Step Up Value.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement STOCK SUN-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, may be less than a comparable investment directly in the Underlying Stock.

▪	You must rely on your own evaluation of the merits of an investment linked to the Underlying Stock.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Underlying Stock.

▪	You will not have the rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

▪

The Underlying Company will have no obligations relating to the notes, and neither we nor the selling agent will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.

▪

Although we and our affiliates may hold securities of the Underlying Company from time to time, we do not control the Underlying Company, and are not responsible for any disclosure made by the Underlying Company.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Purchases and sales by us and our affiliates of the Underlying Stock may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the Underlying Company may create conflicts of interest with you.

▪

The Price Multiplier will not be adjusted for all corporate events that could affect the Underlying Stock. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page S-21 of product supplement STOCK SUN-1.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-30 of product supplement STOCK SUN-1.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the closing price of the Underlying Stock will increase from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the closing price of the Underlying Stock decreases from the Starting Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Underlying Stock with no expectation of dividends or other benefits of owning shares of the Underlying Stock.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the closing price of the Underlying Stock will decrease from the Starting Value to the Ending Value.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek to receive dividends or other distributions paid on the Underlying Stock.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Provisions

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. The Underlying Company is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The Underlying Company’s products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the SEC’s facilities or through the SEC’s web site by reference to SEC CIK number 78003. We make no representation or warranty as to the accuracy or completeness of the Underlying Company’s information or reports.

Although we and our affiliates may hold securities of the Underlying Company from time to time, we do not control the Underlying Company. The Underlying Company will have no obligations with respect to the notes. This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. Neither we nor any of our affiliates have participated or will participate in the preparation of the Underlying Company’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes.

The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the Underlying Stock.

The Underlying Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “PFE”.

Historical Data

The following table sets forth the high and low closing prices of the shares of the Underlying Stock from the first quarter of 2006 through the pricing date. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the Underlying Stock should not be taken as an indication of its future performance, and we cannot assure you that the price per share of the Underlying Stock will not decrease from the Starting Value. In addition, we cannot assure you that the price per share of the Underlying Stock will increase so that you will receive the Step Up Payment on the maturity date. On the pricing date, the Volume Weighted Average Price of the Underlying Stock was $15.96.

	High ($)	Low ($)
2006
First Quarter	26.60	23.78
Second Quarter	25.54	22.64
Third Quarter	28.47	22.41
Fourth Quarter	28.41	24.80
2007
First Quarter	27.22	24.70
Second Quarter	27.68	25.34
Third Quarter	26.08	23.39
Fourth Quarter	25.58	22.30
2008
First Quarter	24.08	20.50
Second Quarter	21.51	17.17
Third Quarter	19.97	17.17
Fourth Quarter	19.00	14.45
2009
First Quarter	18.27	11.66
Second Quarter	15.34	13.04
Third Quarter	16.86	14.20
Fourth Quarter	18.85	16.15
2010
First Quarter	20.00	16.91
Second Quarter	17.29	14.26
Third Quarter (through the pricing date)	16.57	14.14

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as single financial contracts linked to the Underlying Stock that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity an amount in cash linked to the performance of the Underlying Stock.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-30 of product supplement STOCK SUN-1, which you should carefully review prior to investing in the notes.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts linked to the Underlying Stock that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive at maturity an amount in cash linked to the performance of the Underlying Stock. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute single financial contracts linked to the Underlying Stock for U.S. federal income tax purposes. If the notes do not constitute single financial contracts, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STOCK SUN-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity.    Assuming that the notes are properly characterized and treated as single financial contracts linked to the Underlying Stock for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined on page S-31 in product supplement STOCK SUN-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-30 of product supplement STOCK SUN-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STOCK SUN-1 dated August 9, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510183604/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.